PolarityTE, Inc.

1960 S. 4250 West

Salt Lake City, UT 84104

June 27, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Alan Campbell

Re: PolarityTE, Inc. – Registration Statement on Form S-1 (File No. 333-265693)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-265693) of PolarityTE, Inc. (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 5:00 p.m., Eastern Time, on June 30, 2022, or as soon thereafter as is practicable.

Please contact the undersigned at (385) 266-3151 to provide notice of effectiveness, or if you have any questions or concerns regarding this letter.

Very truly yours,

PolarityTE, Inc.

By:	/s/ Mark Lehman
Name:	Mark Lehman
Title:	Chief Legal Officer